
10012340

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010
Commission File Number 0-99


SEC MAIL PROCESSING
RECEIVED
JUL 2 0 2010
211
SECTION

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the audited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the year ended December 31, 2009.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO DECEMBER 31 OF 2009 AND 2008

(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,332,037,179**	**100**	**1,236,837,404**	**100**
s02	**CURRENT ASSETS**	**349,696,690**	**26**	**364,291,807**	**29**
s03	CASH AND AVAILABLE INVESTMENTS	128,179,628	10	114,224,395	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	75,870,082	6	41,179,917	3
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	82,465,983	6	121,130,021	10
s06	INVENTORIES	36,903,080	3	65,471,577	5
s07	OTHER CURRENT ASSETS	26,277,917	2	22,285,897	2
s08	**LONG-TERM**	**9,762,401**	**1**	**11,177,184**	**1**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	9,762,401	1	11,177,184	1
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**967,591,500**	**73**	**845,062,005**	**68**
s13	LAND AND BUILDINGS	773,944,433	58	659,030,211	53
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	947,167,756	71	888,885,356	72
s15	OTHER EQUIPMENT	59,059,933	4	55,856,989	5
s16	ACCUMULATED DEPRECIATION	924,133,494	69	843,858,575	68
s17	CONSTRUCTION IN PROGRESS	111,552,872	8	85,148,024	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**4,986,588**	**0**	**16,306,408**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,398,877,199**	**100**	**1,209,951,970**	**100**
s21	**CURRENT LIABILITIES**	**242,960,392**	**17**	**175,964,586**	**15**
s22	SUPPLIERS	63,277,711	5	35,381,771	3
s23	BANK LOANS	35,298,095	3	27,022,924	2
s24	STOCK MARKET LOANS	67,302,229	5	64,200,955	5
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	48,453,301	3	16,672,511	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	28,629,056	2	32,686,425	3
s27	**LONG-TERM LIABILITIES**	**529,258,434**	**38**	**495,486,625**	**41**
s28	BANK LOANS	190,216,792	14	212,269,142	18
s29	STOCK MARKET LOANS	339,041,642	24	283,217,483	23
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**281,671**	**0**	**946,622**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**626,376,702**	**45**	**537,554,137**	**44**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**-66,840,020**	**100**	**26,885,434**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**-66,840,020**	**100**	**26,885,434**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,878,312**	**-422**	**281,303,705**	**1046**
s79	CAPITAL STOCK	281,878,312	-422	281,303,705	1046
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-348,718,332**	**522**	**-254,418,271**	**-946**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-355,542,110	532	-260,852,444	-970
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	6,823,778	-10	6,434,173	24
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**128,179,628**	**100**	**114,224,395**	**100**
s46	CASH	97,387,736	76	60,704,660	53
s47	AVAILABLE INVESTMENTS	30,791,892	24	53,519,735	47
s07	**OTHER CURRENT ASSETS**	**26,277,917**	**100**	**22,285,897**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	26,277,917	100	22,285,897	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**4,986,588**	**100**	**16,306,408**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	4,986,588	100	16,306,408	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**242,960,392**	**100**	**175,964,586**	**100**
s52	FOREIGN CURRENCY LIABILITIES	78,670,765	32	75,691,082	43
s53	MEXICAN PESOS LIABILITIES	164,289,627	68	100,273,504	57
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**28,629,056**	**100**	**32,686,425**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	28,629,056	100	32,686,425	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**529,258,434**	**100**	**495,486,625**	**100**
s59	FOREIGN CURRENCY LIABILITIES	443,721,035	84	415,286,862	84
s60	MEXICAN PESOS LIABILITIES	85,537,399	16	80,199,763	16
s31	**DEFERRED LIABILITIES**	**281,671**	**100**	**946,622**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	281,671	100	946,622	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**626,376,702**	**100**	**537,554,137**	**100**
s66	DEFERRED TAXES	6,933,120	1	7,039,978	1
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	576,200,934	92	495,083,543	92
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	43,242,648	7	35,430,616	7
s79	**CAPITAL STOCK**	**281,878,312**	**100**	**281,303,705**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,878,312	100	281,303,705	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-355,542,110**	**100**	**-260,852,444**	**100**
s93	LEGAL RESERVE	959,887	0	987,535	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-261,839,979	74	-149,763,535	57
s45	NET INCOME FOR THE YEAR	-94,662,018	27	-112,076,444	43
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**6,823,778**	**100**	**6,434,173**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	6,665,678	98	8,808,524	137
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	158,531	2	-2,374,351	-37
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-431	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	106,736,298	188,327,221
s73	PENSIONS AND SENIORITY PREMIUMS	3,149,120	5,109,406
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	143,743	141,466
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2009 AND 2008

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,089,921,332**	**100**	**1,328,949,952**	**100**
r02	COST OF SALES	561,134,955	51	654,032,459	49
r03	**GROSS PROFIT**	**528,786,377**	**49**	**674,917,493**	**51**
r04	GENERAL EXPENSES	100,509,001	9	103,806,044	8
r05	**INCOME (LOSS) FROM OPERATION**	**428,277,376**	**39**	**571,111,449**	**43**
r08	OTHER INCOME AND (EXPENSE), NET	40,293,018	4	197,990,840	15
r06	COMPREHENSIVE FINANCING RESULT	-15,307,867	-1	-107,511,716	-8
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-1,291,487	0	-1,965,213	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**451,971,040**	**41**	**659,625,360**	**50**
r10	INCOME TAXES	546,633,058	50	771,701,804	58
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-94,662,018**	**-9**	**-112,076,444**	**-8**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-94,662,018**	**-9**	**-112,076,444**	**-8**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-94,662,018**	**-9**	**-112,076,444**	**-8**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**1,089,921,332**	**100**	**1,328,949,952**	**100**
r21	DOMESTIC	596,369,519	55	679,754,126	51
r22	FOREIGN	493,551,813	45	649,195,826	49
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**40,293,018**	**100**	**197,990,840**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	40,293,018	100	197,990,840	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-15,307,867**	**100**	**-107,511,716**	**100**
r24	INTEREST EXPENSE	78,300,095	-512	73,883,856	-69
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	48,307,631	-316	37,434,667	-35
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	14,684,597	-96	-71,062,527	66
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**546,633,058**	**100**	**771,701,804**	**100**
r32	INCOME TAX	546,633,058	100	771,701,804	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	1,089,921,332	1,328,949,952
r37	TAX RESULT FOR THE YEAR	-94,662,018	-112,076,444
r38	NET SALES (**)	1,089,921,332	1,328,949,952
r39	OPERATING INCOME (**)	428,277,376	571,111,449
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-94,662,018	-112,076,444
r41	NET CONSOLIDATED INCOME (**)	-94,662,018	-112,076,444
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	76,890,687	89,840,495

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER1 TO DECEMBER 31 OF 2009

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**310,566,251**	**100**	**264,037,316**	**100**
rt02	COST OF SALES	209,077,926	67	213,039,043	81
rt03	**GROSS PROFIT**	**101,488,325**	**33**	**50,998,273**	**19**
rt04	GENERAL EXPENSES	31,147,791	10	32,224,306	12
rt05	**INCOME (LOSS) FROM OPERATION**	**70,340,534**	**23**	**18,773,967**	**7**
rt08	OTHER INCOME AND (EXPENSE), NET	15,417,841	5	36,329,626	14
rt06	COMPREHENSIVE FINANCING RESULT	6,614,121	2	-85,417,186	-32
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-236,888	0	-677,180	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**92,135,608**	**30**	**-30,990,773**	**-12**
rt10	INCOME TAXES	157,268,118	51	86,640,757	33
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-65,132,510**	**-21**	**-117,631,530**	**-45**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**-65,132,510**	**-21**	**-117,631,530**	**-45**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-65,132,510**	**-21**	**-117,631,530**	**-45**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	**310,566,251**	**100**	**264,037,316**	**100**
rt21	DOMESTIC	162,409,459	52	160,372,385	61
rt22	FOREIGN	148,156,792	48	103,664,931	39
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**15,417,841**	**100**	**36,329,626**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	15,417,841	100	36,329,626	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**6,614,121**	**100**	**-85,417,186**	**100**
rt24	INTEREST EXPENSE	21,720,759	328	34,936,416	-41
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	12,719,731	192	17,340,081	-20
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	15,615,149	236	-67,820,851	79
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**157,268,118**	**100**	**86,640,757**	**100**
rt32	INCOME TAX	157,268,118	100	86,640,757	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	14,026,187	27,274,087

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

AUDITED INFORMATION

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	458,428,302	536,298,843
e02	+ (-)ITEMS NOT REQUIRING CASH	105,545,033	113,211,386
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	94,796,649	92,230,105
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-12,228,011	90,871,500
e05	**CASH FLOW BEFORE INCOME TAX**	646,541,973	832,611,834
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-472,455,325	-798,632,452
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	174,086,648	33,979,382
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-215,914,773	-140,535,568
e09	**FINANCING ACTIVITIES**	-41,828,125	-106,556,186
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	55,783,358	49,783,341
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	13,955,233	-56,772,845
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	114,224,395	170,997,240
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	128,179,628	114,224,395

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

AUDITED INFORMATION

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	105,545,033	113,211,386
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	105,545,033	113,211,386
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	94,796,649	92,230,105
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	76,890,687	89,840,495
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	1,731,229	107,203
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	1,291,487	1,965,213
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	14,883,246	317,194
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-12,228,011	90,871,500
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	-12,228,011	90,871,500
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-472,455,325	-798,632,452
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-5,162,958	-13,945,121
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	28,568,497	27,222,629
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	11,319,820	-13,504,232
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	27,895,940	243,426
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-13,767,094	-20,353,023
e32	+ (-) INCOME TAXES PAID OR RETURNED	-521,309,530	-778,296,131
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-215,914,773	-140,535,568
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-215,914,773	-141,091,050
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	0	555,482
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	55,783,358	49,783,341
e45	+BANK FINANCING	103,875,530	63,049,203
e46	+STOCK MARKET FINANCING	6,781,651	83,884,385
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-55,341,033	-86,858,049
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	-45,749,660
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	467,210	35,457,462
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

STATUS OF CHANGES IN STOCKHOLDERS' EQUITY

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CONCEPTS	CONTRIBUTED CAPITAL		EARNED CAPITAL					MINORITY INVESTMENT	STOCKHOLDERS EQUITY
			ACCUMULATED (LOSSES) EARNINGS OR		ACCUMULATED COMPREHENSIVE RESULT				
	CAPITAL STOCK	PREMIUM ON ISSUANCE OF SHARES	RESERVES	EARNINGS (LOSSES) TO APPLY	RETAM AND ISR DEFFERED	OTHER COMPREHENSIVE RESULT	MAJORITY INTEREST		
BALANCE AT 31 DECEMBER OF 2007	**245,954,868**	**0**	**-50,926,921**	**-298,866,819**	**0**	**153,746,733**	**49,907,861**	**0**	**49,907,861**
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	-18,307,569	0	18,307,569	0	0	0
CONSTITUTION OF RESERVES	0	0	154,917	0	0	0	154,917	0	154,917
DECREED DIVIDENDS	0	0	0	-4,270,224	0	0	-4,270,224	0	-4,270,224
(DECREASE) INCREASE CAPITAL	35,348,837	0	0	0	0	0	35,348,837	0	35,348,837
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	51,759,539	0	0	-106,015,496	-54,255,957	0	-54,255,957
BALANCE AT 31 DECEMBER OF 2008	**281,303,705**	**0**	**987,535**	**-321,444,612**	**0**	**66,038,806**	**26,885,434**	**0**	**26,885,434**
RECLASSIFICATION INITIAL BALANCES RESULT FOR HOLDING OF MONETARY ASSETS AND DEFERRED TAX ON INCOME	0	0	0	0	0	0	0	0	0
APPLICATION OF THE RESULT OF THE EXERCISE TO ACCUMULATED RESULTS	0	0	0	-112,076,444	0	112,076,444	0	0	0
CONSTITUTION OF RESERVES	0	0	0	0	0	0	0	0	0
DECREED DIVIDENDS	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE CAPITAL	587,094	0	0	0	0	0	587,094	0	587,094
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0
RESERVE FOR THE ACQUISITION OF SHARES	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUANCE OF SHARES	0	0	0	0	0	0	0	0	0
DECREASE) INCREASE IN MINORITY INVESTMENT	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME (*)	0	0	0	0	0	-94,312,548	-94,312,548	0	-94,312,548
BALANCE AT 31 DECEMBER OF 2009	**281,890,799**	**0**	**987,535**	**-433,521,056**	**0**	**83,802,702**	**-66,840,020**	**0**	**-66,840,020**

(*) INCLUDES EARNED AND RECYCLED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

DATA PER SHARE

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

RATIOS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-8.69	%	-8.43	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	141.62	%	-416.87	%
p03	NET INCOME TO TOTAL ASSETS (**)	-7.11	%	-9.06	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	23.32	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.82	times	1.07	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.13	times	1.57	times
p08	INVENTORIES TURNOVER (**)	15.21	times	9.99	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	22	days	10	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.55	%	2.89	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	105.02	%	97.83	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	-20.93	times	45.00	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.34	%	40.58	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	54.70	%	58.63	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	5.47	times	7.73	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.78	times	1.10	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.44	times	2.07	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.29	times	1.70	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.25	times	0.30	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	52.76	%	64.91	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Annex I

Financial Summary for the Quarter Ended December 31, 2009

During the fourth quarter of 2009, PEMEX recorded a net loss of Ps. 65.1 billion, as compared to a net loss of Ps. 117.6 billion in the same quarter of 2008, primarily due to higher sales of crude oil exports; a positive exchange gain; and lower cost of sales.

Total sales, including revenues from services, increased by 17.6% to Ps. 310.6 primarily due to increased prices of crude oil exports, which was partially offset by a decrease in the volume of such exports.

Cost of sales decreased by 1.9%, to Ps. 209.1 billion, primarily as a result of a decrease of Ps. 13.3 billion in the amortization of wells due primarily to the use of updated hydrocarbons reserves figures.

Cost of the reserve for employee benefits was Ps. 33.4 billion. 16.4%. higher than the fourth quarter of 2008.

Operating income increased by 274.7%, to Ps. 70.3 billion, primarily as a result of increased export sales and lower cost of sales.

Other net revenues decreased by 57.6%, to Ps. 15.4 billion, primarily due to a reduced tax credit derived from the negative rate of IEPS tax of Ps. 14.1 billion.

Taxes and duties increased by 81.5%, to Ps. 157.3 billion, primarily due to increased reference prices.

Income Statement as of December 31, 2009

As of December 31, 2009, current assets had decreased by 4.0%, to Ps. 349.7 billion, primarily due to an adjustment in the inventory valuation.

Total consolidated debt, including accrued interest, had increased by 7.7% to Ps. 631.9 billion. This increase was primarily due to increased indebtedness, which was partially offset by a 3.5% appreciation of the Mexican peso against the U.S. dollar, affecting non-peso denominated debt.

PEMEX´s equity was negative, to Ps. 66.8 billion, mainly due to the net losses recorded in 2009 and in previous years.

Operating Summary for the Quarter Ended December 31, 2009

During the fourth quarter of 2009, crude oil production decreased by 5.3%, to 2,583 thousand barrels per day (Mbd), as compared to the same period of 2008, due to the natural decline at Cantarell and the shutdown of wells due to an increase in the oil-gas ratio. The declination rate at Cantarell was partially offset by an increase of 10.2% in the production of Ku-Maloob-Zaap.

Total natural gas production decreased by 3.5%, to 7,009 million cubic feet per day (MMcfd) due to the optimization works in the transition zone at Cantarell.

The production of petroleum products increased by 4.3% to 1,545 Mbd, primarily as a result of higher fuel oil production and higher gasoline production due to increased light crude processing.

Petrochemicals net production decreased by 23.5%, to 703 thousand tons (Mt) primarily due to a decrease in production of aromatics and derivatives; and a decrease in production of methane derivatives partially offset by an increase in production of ethane derivatives.

The volume of crude oil exports decreased by 12.0%, to 1,249 Mbd, as a result of lower crude oil production and higher crude oil processing. Additionally, the weighted average export price of the Mexican crude oil basket increased by 53.9%, as compared to the same quarter of 2008, to US$70.4 per barrel.

Operating Summary for 2009

During 2009, crude oil production decreased by 6.8%, to 2,601 thousand barrels per day (Mbd), due to the natural decline at Cantarell and the shutdown of wells in that project.

Total natural gas production increased by 1.6%, to 7,031 MMcfd due to larger production volume in Cantarell's transition zone and KMZ project in the Northeast Marine Region, as well as the projects Crudo Ligero Marino and Ixtal Manik in the Southwest Marine Region.

The production of petroleum products increased by 2.3% to 1,524 Mbd, primarily as a result of higher fuel oil production due to the reconversion of one of the processes of the H-Oil process, in the Tula refinery, to hidrodesulfuration of vacuum gasoil in order to produce ultra low sulfur gasolines, and higher gasoline production due to greater utilization of intermediate currents.

Petrochemicals net production decreased by 5.3%, to 3,933 thousand tons (Mt). This variation was primarily due to a decrease in production of aromatics and derivatives, primarily explained by lower xylene and styrene production; and a decrease in the production of methane derivatives, particularly ammonia.

The volume of crude oil exports decreased by 12.7%, to 1,255 Mbd, as a result of lower production. The weighted average export price of the Mexican crude oil basket decreased by 46.2%, from US$98.3 to US$52.9 per barrel.

Financial Summary as of December 31, 2009

In 2009, PEMEX recorded a net loss of Ps. 94.7 billion, as compared to a net loss of Ps. 112.1 billion in 2008, mainly due to reduced cost of sales, mainly due to reduced purchases of imported products.

Total sales, including revenues from services, decreased by 18.0%, to Ps. 1,089.9 billion primarily due to decreased crude oil prices and lower volume of crude oil exports.

Cost of sales decreased by 14.2%, to Ps. 561.1 billion, primarily due to a decrease of Ps. 104.4 billion in purchases of imported products then to be sold in México.

Operating income decreased by 25.0%, to Ps. 428.3 billion, primarily due to lower prices and volumes of crude oil exports.

Other net revenues decreased by 79.6%, to Ps. 40.3 billion, primarily due to lower credit of IEPS tax by Ps. 157.2 billion.

Taxes and duties decreased by 29.2%, to Ps. 546.6 billion, primarily due to lower prices and volumes of crude oil production.

Results by Subsidiary Entity during 2009

During 2009, Pemex-Exploration and Production (PEP) recorded a net income of Ps. 5.4 billion, as compared to a net income of Ps. 23.5 billion recorded in 2008.

Pemex-Refining recorded a net loss of Ps. 92.5 billion, as compared to a net loss of Ps. 119.5 billion in 2008

Pemex-Gas and Basic Petrochemicals (PGPB) recorded a net loss of Ps. 1.2 billion, as compared to a net income of Ps. 2.3 billion in 2008.

Pemex-Petrochemicals (PPQ) recorded a net loss of Ps. 20.0 billion, as compared to a net loss of Ps. 18.7 billion in 2008.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex's international trading arm.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission, or CNBV) and the U.S. Securities and Exchange Commission (SEC), in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the SEC (www.sec.gov) and the PEMEX prospectus filed with the CNBV and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

Proved reserves as of January 1, 2010 are consistent with the comments received from the independent engineering firms that audit our reserves. However, as established in the Regulatory Law to the Article 27 of the Constitution of the United Mexican States Concerning Petroleum Affairs, the National Hydrocarbons Commission is currently reviewing the hydrocarbon reserves evaluation reports; the Energy Ministry will disclose the hydrocarbon reserves of the country once this revision is completed. It is possible that differences arise, particularly in the probable and possible reserves associated to Chicontepec.

As of January 1, 2010, the SEC changed its rules to permit oil and gas companies, in their filings with the SEC, to disclose not only proved reserves, but also probable reserves and possible reserves. In addition, we do not necessarily mean that the probable or possible reserves described herein meet the recoverability thresholds established by the SEC in its new definitions. Investors are urged to consider closely the disclosure in our Form 20-F and our annual report to the Mexican Banking and Securities Commission, available at www.pemex.com.

Cumulative or annual variations are computed as compared to the same period of the previous year; unless it is otherwise specified.

EBITDA is a non-US GAAP measure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1. Approval

On April 14, 2010, the attached consolidated financial statements under *Normas de Información Financiera Mexicanas* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIFs") and the notes thereto were authorized by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Financial Information Systems, and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

Such consolidated financial statements and the notes thereto will be submitted for approval to the Board of Directors of Petróleos Mexicanos (the "Board"), in a meeting, where it is expected that the Board will approve such statements pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican *Ley del Mercado de Valores* (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

2. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations pursuant to which Petróleos Mexicanos is entitled to exercise control over the management and strategic direction of the business.

On November 28, 2008, amendments to the following laws were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation):

- the Regulatory Law;
- the *Ley Orgánica de la Administración Pública Federal* (Federal Public Administration Organic Law);
- the *Ley de la Comisión Reguladora de Energía* (Energy Regulatory Commission Law); and
- the *Ley Federal de las Entidades Paraestatales* (Federal Law of Decentralized Public Entities).

On that same date, the following new laws were issued:

- the Petróleos Mexicanos Law, which replaced the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities);
- the *Ley de la Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission Law);
- the *Ley para el Aprovechamiento de Energías Renovables y el Financiamiento de la Transición Energética* (Law of Use of Renewable Energy and Financing of the Energy Transition); and
- the *Ley para el Aprovechamiento Sustentable de la Energía* (Sustainable Use of Energy Law).

This new legal framework, among other aspects, includes changes in the structure of the Board, the development of specific contracting procedures for substantive production activities, increased flexibility to invest excess funds generated through surplus income, a differentiated fiscal regime that takes into consideration the complexity of crude oil and natural gas fields and the ability to issue *bonos ciudadanos* (Citizen Bonds).

In addition, on November 13, 2008, amendments to the Federal Law of Budget and Fiscal Accountability were published in the Official Gazette of the Federation. The principal effects of these amendments were the following:

- Elimination of the *Proyectos de Infraestructura Productiva de Largo Plazo* (long-term productive infrastructure projects, or "PIDIREGAS") legal framework. On January 1, 2009, *Norma Específica de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standard for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009") was declared ineffective, pursuant to which, PEMEX (as defined below) immediately was required to recognize the investments and related liabilities for which it had contracted, thereby eliminating one of the principal differences between NEIFGSP and Mexican FRS.

- As of January 31, 2009, PEMEX recognized as direct public debt, for accounting and budgeting purposes, all financings relating to PIDIREGAS.

- As of December 31, 2009, PEMEX formally recognized, as direct public debt, all obligations derived from PIDIREGAS-related financings that had been entered into by the Pemex Project Funding Master Trust (the "Master Trust") and *Fideicomiso Irrevocable de Administración No. F/163* ("Fideicomiso F/163").

In September 2009, new regulations to the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law) and to the *Reglamento de la Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulations to the Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulations") were published. These new regulations regulate the application of the Petróleos Mexicanos Law and relate to the oversight of Petróleos Mexicanos and its Subsidiary Entities, as well as their relationship with the Mexican Government, respectively.

In addition, on September 4, 2009, the Board approved the *Estatuto Orgánico de Petróleos Mexicanos* (Organic Statute of Petróleos Mexicanos), which establishes the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineates the internal regulations and powers of the Board. The Organic Statute of Petróleos Mexicanos became effective as of September 25, 2009.

Petróleos Mexicanos' purpose is the exploration, exploitation and other activities mentioned above, as well as the central business management and strategic direction of Mexico's petroleum industry, in accordance with the Petróleos Mexicanos Law.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Petróleos Mexicanos Law establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Mexican Government issues the corresponding decrees of reorganization based on a proposal by the Board.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");

- Pemex-Refinación ("Pemex-Refining");

- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing of products that do not form part of the basic petrochemicals industry, as well as stores, distributes and markets these products.

Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

For purposes of these consolidated financial statements, any capitalized word that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the Organic Law of Petróleos Mexicanos and the Subsidiary Entities, whereas the Subsidiary Companies are companies that have been formed in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed in the same way as any other private corporations subject to the laws and regulations of their respective jurisdictions.

As used herein, the "Subsidiary Companies" are defined as (a) those companies which are not the Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Master Trust, a Delaware statutory trust, (c) Fideicomiso F/163, a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A. ("RepCon Lux"), a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos, and (e) Pemex Finance, Ltd. (see Note 3(b)).

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this Note, and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX."

3. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the carrying value of properties, plant and equipment, the valuation of the allowance for doubtful accounts, inventories, work in progress, deferred tax assets and liabilities, and the valuation of financial instruments and liabilities related to employee benefits. Actual results could differ from those estimates and assumptions.

In these consolidated financial statements and the related notes, "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom and "Swiss francs" or "CHF" refers to Swiss francs. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product prices.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements:

(a) *Effects of inflation on the financial information*

PEMEX recognizes the effects of inflation on its financial information in accordance with FRS B-10 "Effects of Inflation" ("FRS B-10").

These consolidated financial statements include recognition of the effects of inflation on the financial information until December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI") issued by Banco de México. In accordance with FRS B-10, in 2008 and 2009, effects of inflation were not recognized in the financial statements because the accumulated inflation over the three-year periods ended December 31, 2008 and 2009 was less than 26%, and the economic environment therefore did not qualify as "inflationary."

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary," and PEMEX would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

The indexes used for the recognition of inflation were as follows:

		Inflation	
December 31,	**NCPI**	**For the year**	**Accumulated**
2009	138.5410	3.57%	14.48%
2008	133.7610	6.52%	15.01%
2007	125.5640	3.76%	11.56%

(b) *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation, and the consolidation has been made based on the audited financial statements of the Subsidiary Companies as of December 31, 2009 and 2008.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading, Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE"); P.M.I. Holdings, B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company, AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine, Ltd. ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe, Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust (i.); Fideicomiso F/163 (i.); RepCon Lux (ii.) and Pemex Finance, Ltd.

i. The principal function of the Master Trust and Fideicomiso F/163 (the "Trusts") consisted of issuing bonds and entering into other financings for the purpose of funding PIDIREGAS. As discussed in Note 2, amendments to the Law of Budget and Fiscal Accountability published in the Official Gazette of the Federation on November 13, 2008 prohibited PEMEX from continuing to apply the PIDIREGAS framework. Therefore, during 2009, the Trusts transferred all of the rights and obligations derived from PIDIREGAS financings to PEMEX, which recognized them as direct public debt, while the Trusts ceased to act as financing vehicles. Consequently, the continued existence of the Trusts will depend on decisions taken by PEMEX's management. The changes described here have had no impact on the financial information, since the Trusts have been consolidated in the financial statements of PEMEX.

ii. Historically, PEMEX has consolidated the financial information of RepCon Lux pursuant to an administration contract with that company. Under the terms of that contract, PEMEX had the right to veto resolutions adopted by RepCon Lux's board of directors if such resolutions were against PEMEX's interest, or related to the issuance of bonds exchangeable for shares of Repsol (see Note 8). The contract provided for termination if RepCon Lux were to dissolve, and on July 28, 2009, RepCon Lux was formally liquidated. Therefore, as of such date, RepCon Lux has no longer been consolidated in the financial statements of PEMEX.

(c) *Translation of foreign currency financial statements*

Effective January 1, 2008 the financial statements of consolidated foreign subsidiaries are translated into the reporting currency by initially determining if the functional currency and the currency for recording the foreign operations are different and then translating the functional currency to the reporting currency, using the historical exchange rate or the exchange rate at year end and the inflation index of the country of origin, depending on whether the inflation derives from a non-inflationary or an inflationary economy.

(d) *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result ("CFR").

(e) *Inventories and cost of sales*

Inventories are valued as follows:

I. Crude oil, refined products, derivatives and petrochemicals are valued at the lowest of their production, acquisition or market costs.

II. Materials, spare parts and fixtures are valued at their average acquisition cost and are presented net of an allowance for slow-moving and obsolete materials.

III. Materials in transit are valued at their acquisition cost.

PEMEX records the necessary allowance for inventory impairment arising from obsolescence, slow-moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products) and the purchase cost of refined and other products, then deducting the value of inventories at the end of the year. Until December 31, 2007, the result of this calculation was adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations, as well as the expense associated with the reserve for abandonment cost of wells.

(f) *Investment in shares of non-consolidated subsidiary companies and affiliates*

Investments in shares of non-consolidated subsidiary companies are valued by the equity method, based on the unaudited financial statements of the issuing companies as of December 31, 2009 and 2008. Other non-consolidated affiliates and subsidiary companies were recorded at their acquisition cost, and based on their insignificance relative to the total assets and revenues of PEMEX, have been neither consolidated nor valued by the equity method. Until December 31, 2007, these companies were adjusted for inflation using factors derived from the NCPI.

(g) *Long-term productive infrastructure projects (PIDIREGAS)*

Until December 31, 2008, PIDIREGAS investments and related liabilities were recorded for accounting purposes in accordance with NEIFGSP 009 applicable to *Entidades Paraestatales de la Administración Pública Federal* ("State-owned Entities of the Federal Public Administration"), which provided that only liabilities maturing within two years should be recognized. In addition to establishing specific accounting treatment, NEIFGSP 009 identified specific legal and budgetary requirements relating to PIDIREGAS.

As of January 1, 2009, the provisions of NEIFGSP 009 were declared ineffective (see Note 2). Therefore, all PIDIREGAS-related accounting items have since such date been incorporated into the NEIFGSP consolidated financial statements. For Mexican FRS purposes, there has been no effect on the financial information.

(h) *Wells, pipelines, properties, plant and equipment*

Investments in properties, wells, pipelines, furniture and equipment are recorded at the cost of acquisition or construction, using—in the case of wells—the successful efforts method. Until December 31, 2007, these costs were adjusted for inflation using factors derived from the NCPI.

During the construction period, the CFR directly related to these assets is capitalized as part of the construction cost of these assets.

Depreciation is calculated from the month following the date when the asset was placed in service, using the straight-line method of accounting based on the expected useful lives of the assets, based on appraisals prepared by independent appraisers. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

The gains or losses generated by the sale or disposal of fixed assets are recognized in income for the period in which they are incurred.

The amortization of wells is determined based on the estimated commercial life of the field in which they are located, considering the ratio of the production of barrels of crude oil equivalent for the period to proved developed reserves of the field, as determined at the beginning of the year.

The carrying value of these assets is subject to an annual impairment assessment (see Note 9(d)).

(i) *Impairment of the value of long-lived assets*

Long-lived assets are subject to an annual study to determine their value of use and whether there is any impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net revenues expected to be generated by the asset. If the carrying value of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the asset's carrying value exceeds its fair value. During 2009 and 2008, an impairment was recorded of Ps. 1,731,229 and Ps. 807,050, respectively. Additionally in 2008, a reversal of impairment in the amount of Ps. 699,847 was recorded. Therefore, for the year ended December 31, 2008, the net effect of the impairment of the value of long-lived assets represented an expense of Ps. 107,203, which was recognized directly in the statement of operations. For the year ended December 31, 2007, no impairment of assets was recognized.

(j) *Exploration and drilling costs and specific oil-field exploration and depletion of fields reserve*

PEMEX uses the successful efforts method of accounting for the recording of oil and gas exploration and drilling costs. Exploration costs are charged to income when incurred, while expenditures for exploratory drilling costs are included in fixed assets while pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless: (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity, in that either drilling of additional exploratory wells is underway or firmly planned for the near future; or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. The costs for the drilling of development wells are capitalized, whether or not successful.

PEMEX's management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

(k) *Reserve for abandonment cost of wells*

The *Reglamento de Trabajos Petroleros (*Petroleum Works Law) provides that once a well turns out to be dry, is invaded with salt water or is abandoned due to mechanical failure, or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the *Secretaría de Energía* (Ministry of Energy) for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The abandonment costs related to wells currently in production and wells temporary closed are recorded based on the Units of Production ("UOP") method. In the case of non-producing wells subject to abandonment and dismantlement the full cost is recognized at the end of each period. All estimates are based on the useful life of the wells, considering their present value (discounted). Salvage values are not considered, as these values commonly have not existed. These costs are initially capitalized as part of the well value, and amortized according to its useful life.

The reserve for abandonment costs of wells (plugging and dismantling), as of December 31, 2009 and 2008 was Ps. 24,488,953 and Ps. 18,775,600, respectively, and is included in long-term liabilities.

(l) *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events—primarily the payment of salaries and other employee payments, as well as environmental liabilities. In certain cases, such amounts are recorded at their present value.

(m) *Employee benefits*

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," as issued by the *Consejo Mexicano para la Investigación y Desarollo de Normas de Información Financiera, A.C.* (Mexican Financial Reporting Standards Board, or "CINIF"), which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:
    i. Initial transition liability and salary increases due to promotions, over a maximum of five years.
    ii. Plan amendments and actuarial gains and losses for the period, over the employees' average remaining labor life.
- Termination benefits:
    i. Initial transition liability and plan amendments, over a maximum of five years.
    ii. Salary increases due to promotions, over a maximum of one year.
    iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2009, the employees' average remaining labor life for those employees entitled to benefits in the plan was approximately nine years. PEMEX has incorporated the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits payable in cash for gas, gasoline and basic necessities.

(n) *Financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10"), as issued by the Mexican Institute of Public Accountants, A.C., which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to derivative financial instruments ("DFIs") for trading and hedging purposes, and to embedded derivatives.

As of December 31, 2009 and 2008, the DFIs recognized in the balance sheet were valued at their fair value, in accordance with the provisions of Bulletin C-10 (see Note 11). Changes in the fair value of DFIs held for trading purposes are recorded in the CFR. DFIs that are designated as hedges are recorded using cash flow or fair value hedge accounting, as is established in Bulletin C-10.

(o) *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of liability, equity or both, are recorded at the time of issuance as a liability, equity or both, depending on their components, in accordance with FRS C-12 "Financial Instruments with characteristics of Liability, Equity or both."

Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded in the CFR. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

(p) *Restatement of equity, other contributions and retained earnings*

Until December 31, 2007, the restatement of equity, other contributions and accumulated losses was determined by applying factors derived from the NCPI measuring accumulated inflation from the dates when the contributions were made; accumulated losses were generated to the 2007 year-end. As discussed above, as of December 31, 2007, the economic environment became non-inflationary, as defined by FRS B-10.

(q) *Surplus in the restatement of equity*

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

(r) *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU") (see Note 18).

(s) *Special Tax on Production and Services ("IEPS Tax")*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(t) *Revenue recognition*

For all export products, risk of loss and ownership (title) is transferred upon shipment. PEMEX therefore records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

(u) *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period, and the accumulated translation effect, plus the effect of valuation of financial instruments designated as cash flow hedges. Until December 31, 2007, comprehensive result included the effects of inflation restatement, the equity effect of the employee benefits provision as well as items required by specific accounting standards to be reflected in equity but not constituting equity contributions, reductions or distributions, and was adjusted for inflation using factors derived from the NCPI.

(v) *Comprehensive financing result (CFR)*

CFR includes interest income and expense, foreign exchange gains and losses, the valuation effects of financial instruments and, until December 31, 2007, the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the CFR capitalized (see Notes 9 and 11).

Transactions in foreign currencies are recorded at the exchange rate in effect on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Foreign exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in income for the year.

Until December 31, 2007, the monetary position presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year-end. The aggregate of these results represented the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

(w) *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured (see Note 16).

(x) *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the rate of the tax on hydrocarbon income to the temporary differences between the book and the tax values of assets and liabilities at the date of the consolidated financial statements. One Subsidiary Entity generated deferred hydrocarbon taxes, derived mainly from customer advances, accruals and fixed assets (see Note 18).

(y) *Accounting changes*

The CINIF issued the following FRS effective for fiscal years beginning January 1, 2009 and thereafter.

(a) ***FRS B-7 "Business acquisitions"***—FRS B-7 supersedes Bulletin B-7 and establishes, among other things, the general rules for the initial valuation and recognition at the acquisition date of net assets, emphasizing that business acquisitions must be recognized using the purchase method. The provisions of this FRS took effect for acquisitions with an effective date on or after January 1, 2009, and any accounting changes generated by this FRS must be applied prospectively. The application of this standard produced no accounting effects on PEMEX.

(b) ***FRS B-8 "Consolidated and combined financial statements"***—FRS B-8 supersedes Bulletin B-8 "Consolidated and combined financial statements and valuation of long-term investments in shares" and establishes the general rules for the preparation and presentation of consolidated and combined financial statements and related disclosures. The principal changes under this FRS include:

(i) The obligation to consolidate special purpose entities ("SPEs") when these are controlled by the parent.

(ii) The possibility, under certain rules and in certain circumstances, of presenting unconsolidated financial statements.

(iii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as parent and that may change its involvement in decision making when assessing the existence of control.

The application of this standard produced no accounting effects on PEMEX.

(c) ***FRS C-7 "Investments in affiliates and other long-term investments"***—FRS C-7 establishes the rules for accounting recognition of investments in affiliates, as well as other long-term investments in which there is no control, joint control or significant influence. The principal changes with respect to the former standards are the following:

(i) The equity method of accounting is required for SPEs where significant influence is exercised.

(ii) Consideration is given to the existence of potential voting rights that might be exercised or converted in favor of the entity in its capacity as parent and that may change its involvement in decision making when assessing the existence of significant influence.

(iii) A specific procedure and a limit for recognizing the affiliated entity's losses are provided.

The initial application of this standard produced no accounting effects on PEMEX.

(d) ***FRS C-8 "Intangible assets"***—FRS C-8 supersedes Bulletin C-8 and establishes general rules for the initial and subsequent recognition of intangible assets. The principal changes under this FRS include:

(i) The concept of intangible assets is redefined to establish that separability is not the only condition necessary for the intangible asset to be identifiable.

(ii) It is established that initial valuation must consider the acquisition cost and identify when intangible assets have been acquired individually, through the acquisition of a business, or have arisen internally during the normal course of the entity's operations; additionally, it must be probable that future economic benefits will flow to the entity from such assets.

(iii) Subsequent outlays for research and development projects in progress must be recognized as expenses when they are incurred if they are part of the research phase, or as intangible assets if they meet the criteria to be recognized as such.

(iv) The presumption that an intangible asset may not have a useful life exceeding twenty years is eliminated.

The application of this standard produced no accounting effects on PEMEX.

(z) *Reclassifications*

PEMEX's consolidated financial statements as of December 31, 2008 and 2007 have been reclassified in certain accounts with the purpose of making them comparable with the consolidated financial statements as of December 31, 2009.

4. Foreign currency exposure

As of December 31, 2009 and 2008, the consolidated financial statements of PEMEX included the following assets and liabilities denominated in foreign currencies:

	Amounts in foreign currency (thousands)				
	Assets	**Liabilities**	**Net liability position**	**Year-end exchange rate**	**Amounts in pesos**
2009:					
U.S. dollars	**9,906,510**	**(28,261,566)**	**(18,355,056)**	**13.0587**	**Ps. (239,693,170)**
Japanese yen	**10,424**	**(217,419,399)**	**(217,408,975)**	**0.1404**	**(30,524,220)**
Pounds sterling	**7,294**	**(773,764)**	**(766,470)**	**21.0859**	**(16,161,710)**
Euro	**29,152**	**(4,464,617)**	**(4,435,465)**	**18.7353**	**(83,099,767)**
Swiss francs	**356,632**	**(707,705)**	**(351,073)**	**12.6378**	**(4,436,790)**
Canadian dollars	**-**	**(14,418)**	**(14,418)**	**12.4665**	**(179,742)**
Total liability position, before foreign currency hedging					**Ps. (374,095,399)**

	Amounts in foreign currency (thousands)				
	Assets	**Liabilities**	**Net liability position**	**Year-end exchange rate**	**Amounts in pesos**
2008:					
U.S. dollars	12,303,708	(32,368,723)	(20,065,015)	13.5383	Ps. (271,646,192)
Japanese yen	3,029,369	(246,581,546)	(243,552,177)	0.1501	(36,557,182)
Pounds sterling	528	(401,509)	(400,981)	19.5304	(7,831,319)
Euro	23,055	(3,244,916)	(3,221,861)	19.1432	(61,676,729)
Swedish crowns	-	(12,931)	(12,931)	1.7413	(22,517)
Canadian dollars	79	-	79	11.0463	873
Total liability position, before foreign currency hedging					Ps. (377,733,066)

5. Cash and cash equivalents

As of December 31, 2009 and 2008, cash and cash equivalents are as follows:

	As of December 31, 2009	**As of December 31, 2008**
Cash in banks	**Ps. 97,387,736**	**Ps. 60,704,660**
Other highly liquid instruments	**30,791,892**	**53,519,735**
	Ps. 128,179,628	**Ps. 114,224,395**

6. Accounts, notes receivable and other, net

As of December 31, 2009 and 2008, accounts, notes receivable and other receivables were as follows:

	2009	**2008**
Domestic customers	**Ps. 38,142,868**	Ps. 37,036,622
Export customers	**39,082,063**	5,881,394
Negative IEPS Tax pending to be credited (Note 18)	**10,711,206**	6,816,821

Specific funds (Note 14)		**31,580,688**		44,656,862
Employees and officers		**4,476,052**		4,067,658
Tax receivable		**9,478,236**		41,206,169
Other accounts receivable		**26,219,801**		24,382,512
		159,690,914		164,048,038
Less allowance for doubtful accounts		**1,354,849**		1,738,099
	Ps.	**158,336,065**	Ps.	162,309,939

7. Inventories

As of December 31, 2009 and 2008, inventories are as follows:

	As of December 31, 2009		As of December 31, 2008	
Crude oil, refined products, derivatives and petrochemical products	**Ps.**	**31,878,173**	**Ps.**	**60,366,216**
Materials and supplies in stock		**6,382,505**		**6,765,361**
Materials and products in transit		**107,735**		**136,458**
Less:				
Allowance for slow-moving and obsolete inventory		**(1,465,334)**		**(1,796,458)**
Total	**Ps.**	**36,903,080**	**Ps.**	**65,471,577**

8. Wells, pipelines, properties, plant and equipment

As of December 31, 2009 and 2008, the components of wells, pipelines, properties, plant and equipment were as follows:

	2009		2008	
Plants	**Ps.**	**423,699,655**	Ps.	399,769,820
Drilling equipment		**25,713,299**		23,370,046
Pipelines		**308,025,098**		296,436,602
Wells		**678,534,523**		568,274,197
Buildings		**55,713,561**		51,611,161
Offshore platforms		**189,729,704**		169,308,888
Furniture and equipment		**39,587,111**		37,387,996
Transportation equipment		**18,437,580**		17,771,354
		1,739,440,531		1,563,930,064
Less:				
Accumulated depreciation and amortization		**924,133,494**		843,858,575
Net value		**815,307,037**		720,071,489
Land		**39,696,349**		39,144,853
Construction in progress		**111,552,872**		85,148,023
Fixed assets to be disposed of		**1,035,242**		697,640
Total	**Ps.**	**967,591,500**	Ps.	845,062,005

a. As of December 31, 2009 and 2008, the CFR identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,054,190 and Ps. 1,057,440, respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2009, 2008 and 2007, recognized in operating costs, was Ps. 76,890,687, Ps. 89,840,495 and Ps. 72,591,718, respectively, which includes amortization costs related to dismantlement and abandonment of wells for the years ended

December 31, 2009, 2008 and 2007 of Ps. 1,648,884, Ps. 2,144,911 and Ps. 2,554,062, respectively.

c. As of December 31, 2009 and 2008, the capitalized portion related to dismantlement and abandonment costs, net of accumulated amortization, and determined based on the present value (discounted) of the project cost was Ps. 24,488,953 and Ps. 18,775,600, respectively.

As of December 31, 2009 and 2008, an impairment of Ps. 1,731,229 and Ps. 807,050, respectively, was recorded. Additionally, in 2008, there was a reversal of impairment of Ps. 699,847 related to the Cosoleacaque petrochemical complex due to the recovery of the markets where that complex's main product is sold. Therefore, for the year ended December 31, 2008, the net impairment of long-lived assets under FRS C-15 was Ps. 107,203, which was recorded in the statement of operations. As of December 31, 2009 and 2008, PEMEX recognized cumulative impairment charges in the value of long-lived assets amounting to Ps. 16,217,180 and Ps. 14,485,951, respectively.

9. Long-term debt

During the period from January 1 to December 31, 2009, Petróleos Mexicanos obtained U.S. $1,350,000 in nominal terms in loans made or guaranteed by export credit agencies for use in financing its investment program.

In the period from January 1 to December 31, 2009, the significant financing activities of Petróleos Mexicanos were as follows:

On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under its syndicated revolving credit line established on September 7, 2007.

On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000 and bearing interest at a floating rate; the loan matures in March 2010.

On April 3, 2009 Petróleos Mexicanos issued in the domestic market Ps. 10,000,000 of publicly traded notes, in two tranches; one at a variable rate for Ps. 6,000,000 and three year maturity and the other tranche at a fixed rate for Ps. 4,000,000 and seven year maturity. These notes were issued under Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On May 22, 2009 Petróleos Mexicanos issued, in the domestic market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three year maturity and the other tranche at a fixed rate for Ps. 3,500,000 and seven year maturity. These notes were issued under the Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On June 2, 2009, Petróleos Mexicanos issued £350,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos' U.S.$7,000,000 Medium-Term Notes Program, Series C.

On June 18, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan matures in June 2011.

On June 26, 2009, Petróleos Mexicanos obtained U.S. $6,000,000 under its syndicated revolving credit line established in 2007.

On July 29, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,700,000 at a floating rate; the loan matures in January 2011.

On August 17, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 5,000,000 at a floating rate; the loan finally matures in July 2014.

On August 18, 2009, Petróleos Mexicanos issued Euros 200,000,000 of 5.779% Notes due 2017; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On September 18, 2009, Petróleos Mexicanos issued U.S. $1,500,000 of 4.875% Notes due 2015; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On September 30, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 3,750,000 at a floating rate; the loan finally matures in September 2011.

On October 8, 2009, Petróleos Mexicanos issued €1,000,000 of 5.5% Notes due 2017; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On October 13, 2009, Petróleos Mexicanos issued 350,000 francs of 3.5% Notes due 2014; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

During 2008, the significant financing activities of Petróleos Mexicanos were as follows:

On February 29, 2008, Petróleos Mexicanos drew down U.S. $1,000,000 from the syndicated revolving credit facility established on September 7, 2007. This credit line can be used by Petróleos Mexicanos. All drawdowns by the Master Trust were guaranteed by Petróleos Mexicanos, and drawdowns by either borrower were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On March 28, 2008, Petróleos Mexicanos entered into a Ps. 10,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE, plus 12 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On March 28, 2008, Petróleos Mexicanos entered into a Ps. 4,000,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE, maturing on June 20, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

On March 28, 2008, Petróleos Mexicanos entered into a Ps. 3,500,000 credit line with a banking institution in the domestic market, bearing interest at the 28-day TIIE plus 7.5 basis points, maturing on December 31, 2008; borrowings through this credit line were guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

10. Comprehensive (loss) income

Comprehensive loss, presented in the consolidated statement of changes in equity, presents the overall result of PEMEX's activity during the year and includes the following items that—in accordance with the applicable FRS and with the exception of net (loss) income for the period—are recognized directly in equity:

	2009	2008
Net loss	Ps. (94,662,018)	Ps. (112,076,444)
Surplus in restatement of equity	-	-
Derivative financial instruments	2,532,882	(1,268,722)
Conversion effect	(2,183,412)	7,333,266
Deferred income tax effect	-	(3,596)
Effect on equity from employee benefits	-	51,759,539
Comprehensive loss for the year	Ps. (94,312,548)	Ps. (54,255,957)

11. Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of December 31, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 17,309,316 and Ps. 19,972,377, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of December 31, 2009
2010	Ps. 2,007,406
2011	2,022,583
2012	2,055,395
2013	1,392,635

2014		1,409,580
Over 5 years		8,421,717
Total	Ps.	17,309,316

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017.

As of December 31, 2009 and 2008, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,443,574 and Ps. 2,661,262, respectively

In the event of early termination of contract, under its terms, PEMEX would be required to pay for services received and for unrecoverable expenses of the counterparty.

The estimated future payments under this contract are as follows:

	As of December 31, 2009	
2010 remaining quarters	Ps.	838,404
2011		530,184
2012		530,184
2013		109,544
2014 to 2017		435,258
Total	Ps.	2,443,574

As of December 31, 2009, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 6,352,208.

At December 31, 2009 and 2008, PEMEX had contracts with various contractors for an estimated amount of Ps. 195,096,931 and Ps. 483,256,449, respectively, for the development of various infrastructures works.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

12. Contingencies

PEMEX is involved in various civil, tax, criminal, administrative, labor, commercial lawsuits and arbitration proceedings. The result of these proceedings is uncertain as of this date. Based on the information available, the amount claimed in connection with these lawsuits as of December 31, 2009 totaled approximately Ps. 44,291,614. As of December 31, 2009, PEMEX had accrued a reserve of Ps. 9,918,378 for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

Civil Actions

I. In September 2001, CONPROCA, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce ("ICA) against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA (which was notified to Pemex-Refining on December 22, 2008) without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. On November 30, 2009 CONPROCA and Pemex-Refining submitted a brief determining the amount of liability to be paid to each other with their respective evidence. As of this date, the ICA is analyzing these briefs. Pemex-Refining is preparing a reply to be filed in May 2010. As of this date, CONPROCA is seeking a total amount of US$424,890 and Pemex-Refining is seeking US$116,025.

II. In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to project No. IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On January 13, 2010, the ICA notified the parties that an award was issued on December 16, 2009. Pemex-Exploration and Production was ordered to pay to COMMISA the total amount of U.S.$293,600 and Ps. 34,459 plus interests COMMISA was ordered to pay to Pemex-Exploration and Production the total amount of U.S.$5,737 plus interests. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA filed a motion before a U.S. court requesting the execution of this award. As of this date, Pemex-Exploration and Production is seeking that this award is declared null and has filed a motion against its execution.

III. On December 16, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. ("Asociación de Transportistas") filed a claim before the Juzgado Quinto de Distrito en Materia Civil (Fifth Civil District Court) in the Federal District (No. 271/2005-I) and on October 31, 2007 filed an additional claim (No. 295/2007) before the same Court, seeking a declaration of a transportation agreement breach executed by the parties and asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank truck, assign a cargo to each of them pursuant to the above-mentioned transportation agreement and the payment of the related damages. As of this date, a final resolution is still pending in connection with several constitutional reliefs known as *amparos* filed by Asociación de Transportistas against a judgment in favor of Pemex-Refining. In a first claim filed by Asociación de

Transportistas against Pemex-Refining seeking Ps. 1,647,629, a judgment in favor of Pemex-Refining was granted.

IV. On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) in connection with a civil claim filed by Leoba Rueda Nava, seeking approximately Ps.2,896,927 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste. As of this date, the evidentiary stages have been completed. A final judgment is still pending.

V. In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. ("TGT") commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. On February 15, 2010, GNM and Pemex-Gas and Basic Petrochemicals filed a reply to TGT additional claims. The ICA modified the process schedule stating that it will decide on the additional claims filed by the parties on April 5, 2010 and on the experts' appointment on April 9, 2010. If the additional claims are accepted, the process record will be modified on May 10, 2010.

VI. In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,000 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. A final judgment was issued against Pemex-Refining in which it was ordered to pay Ps. 89,000. Pemex-Refining filed an *amparo* against this judgment. A resolution is still pending.

VII. On August 16, 2006, two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the *Juzgado Cuarto de Distrito en Materia Administrativa* (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending. A constitutional hearing will be held on April 13, 2010.

VIII. As of the date of this report, only one of the several claims related to the Financed Public Works Contracts ("FPWC") filed by a group of Congressmen from the LIXth Legislature remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs. This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On June 7, 2008, Pemex-Exploration and Production responded to this claim. As of this date, the evidentiary stage is still pending since the defendant has filed several motions.

IX. In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. ("Impulsora") to establish a new company called Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes"), which manufactures, bottles and distributes automotive and industrial lubricants and greases. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

- On December 5, 2005, Impulsora filed an amparo (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim against the *Ley Federal de Procedimiento Administrativo* (Administrative Process Federal Law) and a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. ("Bardahl"), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes' rights to sell its lubricants. On April 12, 2010, a constitutional hearing will be held.

- On December 20, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting. The execution of the final resolution is still pending.

- On June 7, 2006, Pemex-Refining filed a criminal complaint before the *Procuraduría General de la República* (Federal Attorney General Office) for fraud allegedly committed by members of the Board of Directors of Mexicana de Lubricantes. As of this date, the matter is still under investigation. An accounting report states that the damage caused to Pemex-Refining added up to Ps. 25,828. An expert's opinion from the Federal Attorney General Office is still pending.

- On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eighth Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. On November 30, 2009, a judgment was issued in favor of Impulsora stating that approval of the financial statements of Mexicana de Lubricants is still pending, a condition to determine if there were any profits. Pemex-Refining filed an appeal against this resolution, which is still pending.

- On February 2, 2007, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. On March 16, 2010, a judgment was issued in favor of Pemex-Refining.

- On May 2, 2007, Bardahl filed a commercial claim against Mexicana de Lubricantes and Pemex-Refining before the *Juzgado Quinto de Distrito en Materia Civil del Tercer Circuito* (Fifth Civil District Court of the Third Circuit) in Guadalajara, Jalisco (No. 95/2007) seeking that the trademark license agreement between Pemex-Refining and Mexicana de Lubricantes and its amendments are declared null because there is an exclusivity clause that forces the sale of products of Mexicana de Lubricantes in the services stations in Mexico and the related damages. The trial is in the evidentiary stage. The plaintiff's expert stated that the damage added up to Ps. 18,008,068. The defendants' expert stated that there were not damages to be paid to Bardahl. An opinion of an independent third expert is still pending.

- In November 3, 1997 the *Comisión Federal de Competencia* (Federal Competition Commission) opened an investigation relating to commercial practices against Pemex-Refining. On July 10, 2003, the Federal Competition Commission prohibited Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. Even though this is a final resolution, its execution is suspended due to a motion filed by Impulsora. On January 23, 2008, the Federal Competition Commission announced that Pemex-Refining was required to comply with the resolution within 15 days. On February 12, 2008, Pemex-Refining argued that it was not able to comply with a resolution due to a definitive suspension granted to Bardahl in a separate *amparo* hearing. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the Resolution within 15 days. Pemex-Refining filed a suspension motion which was granted on May 6, 2008. On April 30, 2008, an *amparo* was granted in favor of Pemex-Refining declaring unconstitutional the resolution issued by the Commission. The Federal Competition Commission filed a revised motion (No. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the amparo, but that motion was denied. In January 2009, Pemex-Refining was required to response several revised motions filed by Mexicana de Lubricantes and the Federal

Competition Commission before the *Décimo Primer Tribunal Colegiado en Materia Administrativa del Primer Circuito* (Joint Administrative Court of the First Circuit) against the resolution in favor of Pemex-Refining. On January 28, 2009, Pemex-Refining filed its allegations and on July 7, 2009 the Court confirmed the resolution in favor of Pemex-Refining. On August 20, 2009, the Federal Competition Commission reviewed the arguments filed by Pemex-Refining and ratified its initial resolution. On October 20, 2009, Pemex-Refining filed a new *amparo* before the *Juzgado Décimo Tercero de Distrito en Materia Administrativa* (Thirteenth Administrative District Court) in the Federal District (1691/2009) which was granted. Pemex-Refining filed a motion requesting that this proceeding to be joined with a pending proceeding before the *Juzgado Décimo Sexto de Distrito en Materia Administrativa* (Sixteenth Administrative District Court) in the Federal District filed by Mexicana de Lubricantes and Impulsora against the new resolution issued by the Federal Competition Commission. On December 18, 2009 the motion was denied. A constitutional hearing will be held on April 15, 2010.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

13. OIL RESERVES (UNAUDITED)

Under the Mexican Constitution and the Petróleos Mexicanos Law, all oil and other hydrocarbons reserves in Mexico are the property of the Mexican nation. PEMEX is entrusted trough Pemex-Exploration and Production with the exclusive rights to extract and exploit Mexico's petroleum reserves. However, because such reserves are not PEMEX's property, they are not recorded on its books. Beginning in 1997, Pemex-Exploration and Production reformed its procedures for calculating such reserves in accordance with the regulations of the United States Securities and Exchange Commission (the "SEC"), as provided in Rule 4-10(a) of Regulation S-X of the SEC. Estimates of such reserves may vary from one engineer to another. In addition, the results of drilling, testing and production performed subsequent to the date of an estimate are used in conducting future reviews of the same reserves.

14. Business segment information

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through four business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. Management makes decisions related to the operations of the consolidated business along these four strategic lines.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the exporting of crude oil, through the PMI Group, to international markets. Export sales are made through the PMI Group to approximately 25 major customers in various foreign markets. Less than half of PEMEX's crude oil is sold domestically; however, these amounts are in large part sufficient to satisfy Mexican domestic demand.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity supplies the *Comisión Federal de Electricidad* ("CFE") with a significant portion of its fuel oil production. Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

In making performance analyses for the entities, PEMEX's management focuses on sales volumes and gross revenues as primary performance indicators.

Income (loss) and identifiable assets for each segment have been determined before intersegment adjustments. Sales between segments are made at internal transfer prices established by PEMEX, which reflect international market prices.

Following is the condensed financial information of these segments:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Intersegment Eliminations	Total
Year ended December 31, 2009							
Sales -							
Trade	Ps. -	Ps. 466,238,279	Ps. 111,245,384	Ps. 18,885,357	Ps. 488,260,795	Ps. -	Ps. 1,084,629,815
Intersegment	827,653,321	61,000,823	60,722,516	31,068,976	255,738,182	(1,236,183,818)	-
Services income	-	3,376,277	-	-	3,027,320	(1,112,081)	5,291,516
Total net sales	827,653,321	530,615,379	171,967,900	49,954,333	747,026,297	(1,237,295,899)	1,089,921,331
Gross income	607,234,367	(85,483,482)	7,652,595	(8,973,710)	50,044,324	(41,687,718)	528,786,376
Operating income (loss)	576,366,159	(129,814,425)	(4,789,179)	(20,370,049)	7,618,478	(733,608)	428,277,376
Comprehensive financing result (cost)	(27,778,181)	(157,022)	2,748,591	100,489	9,778,256	-	(15,307,867)
Net income (loss)	5,436,454	(92,455,034)	(1,190,256)	(19,997,884)	(88,682,514)	102,227,216	(94,662,018)
Depreciation and amortization	62,374,663	9,023,359	3,676,317	1,142,709	673,639	-	76,890,687
Labor cost reserve	34,995,298	35,426,353	7,961,731	9,900,426	17,368,083	-	105,651,891
Taxes and duties	538,596,544	3,309,822	692,647	290,507	3,743,538	-	546,633,058
Acquisition of fixed assets	173,104,870	24,950,814	2,120,178	2,198,130	1,368,691	-	203,742,683
Total assets	2,983,699,608	496,044,407	133,497,604	86,943,440	1,802,500,251	(4,170,648,131)	1,332,037,179
Current assets	2,269,247,725	308,544,174	89,660,926	69,107,983	904,063,806	(3,290,927,924)	349,696,690
Investments in shares	610,032	157,094	1,503,374	-	375,193,677	(367,701,776)	9,762,401
Properties, plant and equipment	711,503,482	186,970,987	42,128,005	17,488,295	9,500,731	-	967,591,500
Current liabilities	2,004,499,026	248,243,821	32,420,053	9,493,321	1,228,678,446	(3,280,374,275)	242,960,392
Reserve for employee benefits	198,641,039	195,906,527	49,111,151	53,968,743	78,573,474	-	576,200,934
Total liability	2,728,866,519	484,186,579	89,416,127	64,252,478	1,835,102,671	(3,802,947,175)	1,398,877,199
Equity	254,833,089	11,857,828	44,081,477	22,690,962	(32,602,420)	(367,700,956)	(66,840,020)
Year ended December 31, 2008							
Sales -							
Trade	Ps. -	Ps. 487,070,405	Ps. 167,107,867	Ps. 25,575,854	Ps. 644,418,238	Ps. -	Ps. 1,324,172,364
Intersegment	1,137,807,483	56,992,301	104,027,712	54,481,528	330,042,792	(1,683,351,816)	-
Services income	-	3,485,588	-	-	2,375,188	(1,083,188)	4,777,588
Total net sales	1,137,807,483	547,548,294	271,135,579	80,057,382	976,836,218	(1,684,435,004)	1,328,949,952
Gross income	902,305,112	(236,863,752)	13,004,111	(8,722,223)	42,447,800	(37,253,555)	674,917,493
Operating income (loss)	871,180,460	(280,318,220)	(259,550)	(19,336,132)	(143,856)	(11,253)	571,111,449
Comprehensive financing result (cost)	(87,731,727)	(25,488,043)	3,199,974	624,199	4,032,478	(2,148,597)	(107,511,716)
Net income (loss)	23,473,089	(119,474,506)	2,263,955	(18,670,810)	(110,724,131)	111,055,959	(112,076,444)
Depreciation and amortization	74,475,554	9,978,606	3,688,137	1,093,894	604,304	-	89,840,495
Labor cost reserve	38,146,689	37,599,695	9,850,665	9,111,632	17,934,996	-	112,643,677
Taxes and duties	761,683,140	5,348,879	1,771,024	274,084	2,624,677	-	771,701,804
Acquisition of fixed assets	113,321,706	24,155,484	5,405,305	3,507,099	2,922,006	-	149,311,600
Total assets	1,402,388,519	380,061,361	143,791,980	78,498,657	3,059,645,158	(3,827,548,271)	1,236,837,404
Current assets	779,192,962	206,142,588	98,032,197	61,787,281	559,007,033	(1,339,870,254)	364,291,807
Investments in shares	402,563	157,094	1,667,006	-	735,301,521	(726,351,000)	11,177,184
Properties, plant and equipment	606,668,876	171,844,781	43,831,789	16,547,828	6,168,731	-	845,062,005
Current liabilities	94,754,683	158,066,528	39,420,210	7,719,939	1,126,494,021	(1,250,490,795)	175,964,586
Reserve for employee benefits	172,980,782	168,326,666	41,601,685	45,590,405	66,584,005	-	495,083,543
Total liability	1,144,606,751	395,713,962	96,035,524	54,480,917	2,988,056,375	(3,468,941,559)	1,209,951,970
Equity	257,781,768	(15,652,601)	47,756,456	24,017,740	71,588,783	(358,606,712)	26,885,434

For certain of the above items to agree with the individual financial statements, they must be reconciled. The reconciliation of those items by segment, before intersegment eliminations, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
Total net sales	Ps. 828,692,752	Ps. 532,690,163	Ps. 172,346,851	Ps. 49,974,377	Ps. 747,746,227
Less intersegment revenue	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(719,930)
Total consolidated net	827,653,321	530,615,379	171,967,900	49,954,333	747,026,297

sales					
Operating income (loss)	577,250,611	(85,908,835)	(3,046,960)	(18,982,260)	8,231,067
Less intersegment revenue	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(719,930)
Less intersegment sales	154,979	309,350	56,502	2,988	107,341
Less unrealized profit on inventory	-	(42,140,156)	(1,419,770)	(1,370,733)	-
Operating income (loss)	Ps. 576,366,159	Ps. (129,814,425)	Ps. (4,789,179)	Ps. (20,370,049)	Ps. 7,618,478
Total assets	2,987,558,593	539,949,997	135,239,823	88,331,228	1,853,404,840
Less intersegment revenue	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(2,479,292)
Less intersegment sales	154,979	309,350	56,502	2,989	107,342
Less unrealized profit on inventory	-	(42,140,156)	(1,419,770)	(1,370,733)	-
Less intersegment capitalized interest	(2,974,533)	-	-	-	-
Less participation method for unrealized profits from intersegment operations	-	-	-	-	(48,532,639)
Total assets	Ps. 2,983,699,608	Ps. 496,044,407	Ps. 133,497,604	Ps. 86,943,440	Ps. 1,802,500,251
Equity	252,743,008	55,763,418	45,823,696	24,078,750	19,517,340
Less intersegment revenue	(1,039,431)	(2,074,784)	(378,951)	(20,044)	(719,930)
Less intersegment sales	154,979	309,350	56,502	2,989	107,342
Less unrealized profit on inventory	-	(42,140,156)	(1,419,770)	(1,370,733)	-
Less intersegment capitalized interest	2,974,533	-	-	-	-
Less participation method for unrealized profits from intersegment operations	-	-	-	-	(51,507,172)
Consolidated equity	Ps. 254,833,089	Ps. 11,857,828	Ps. 44,081,477	Ps. 22,690,962	Ps. (32,602,420)

15. NEW ACCOUNTING PRONOUNCEMENTS:

The CINIF has issued the following Mexican FRS that will take effect for fiscal years beginning as of January 1, 2010 or 2011, as indicated below:

(a) FRS B-5 "Financial Information by Segments"—This FRS will take effect as of January 1, 2011, and establishes the following principal changes as compared to Bulletin B-5 "Financial Information by Segment," which it supersedes:

- It requires that information to be disclosed by operating segment be that which is regularly used by upper management, and establishes that such information need not be segregated into primary and secondary categories, nor refer to segments identified on the basis of particular goods or services (economic segments), geographic areas or homogeneous groups of customers. Additionally, it requires that the entity disclose aggregate information about its goods or services, geographical areas and main customers and suppliers.

- It does not require that, in order to qualify as operating segments, the entity's business areas be subject to distinct types of risks.

- It permits the business areas to be classified as operating segments during the pre-operations phase.

- It requires the disclosure, by segment and separately, of interest income and expenses, as well as other components of the CFR. In certain situations, it permits disclosure of net interest income.

- It requires disclosure of the amounts of the liabilities included in the operating segment regularly used by upper management in making the entity's operating decisions.

PEMEX's management believes that the adoption of this new FRS will not have any material effects.

(b) FRS B-9 "Financial Information at Interim Dates"—This FRS will take effect as of January 1, 2011, and establishes the following principal changes as compared to Bulletin B-9 "Financial Information at Interim Dates," which it supersedes:

- It requires that financial information at interim dates include, in condensed and comparative form, in addition to the statements of financial condition and of income, the statement of changes in shareholders' equity and the statement of cash flows, as well as—in the case of non-profit entities—presentation of the statement of activities.

- It establishes that the financial information presented at the close of an interim period be presented comparatively with its equivalent interim period from the prior year, and, in the case of the balance sheet, that it also be compared with such financial statement as at year-end for the immediately preceding period.

- It incorporates and defines new terminology.

PEMEX's management believes that the adoption of this new FRS will not have any material effects.

(c) FRS B-16 "Financial Statements of Non-Profit Entities"—This FRS will take effect as of January 1, 2010, and establishes the following principal changes as compared to Bulletin B-16 "Financial Statements of Non-Profit Entities," which it supersedes:

- It incorporates definitions applicable to non-profit entities.
- It establishes the classification of assets, liabilities and shareholders' equity in accordance with FRS A-5 "Basic Elements of Financial Statements" and with FRS A-7 "Disclosure and Presentation."
- It establishes that donations received must be recorded as income.
- It defines the principal levels and classifications that must be presented on the statement of activities.
- It permits the presentation of costs and expenses in accordance with the particular nature of such information.

PEMEX's management believes that the adoption of this new FRS will not have any material effects.

(d) FRS C-1 "Cash and Cash Equivalents"—This FRS will take effect as of January 1, 2010, and establishes the following principal changes as compared to Bulletin C-1, "Cash," which it supersedes:

- It requires that cash and restricted cash equivalents be presented on the balance sheet under the heading "Cash and cash equivalents."
- The term "temporary investments on demand" is replaced by the term "investments available on demand."
- It includes, as a criterion for identifying investments available on demand, that they must be immediately available securities, such as investments with a maturity of no more than three months as of their acquisition date.
- It includes definitions of the following terms: "acquisition cost," "cash equivalents," "cash and restricted cash equivalents," "investments available on demand," "net realization value," "par value" and "fair value."

PEMEX's management believes that the adoption of this FRS will not have any material effects.

(e) FRS E-2 "Donations Received or Given by Non-Profit Entities"—This FRS will take effect on January 1, 2010, and establishes the following principal changes as compared to Bulletin E-2 "Income and contributions received as well as made by non-profit entities," which it supersedes:

- It uses the term "donation" in place of the term "contribution," and the name of the standard is changed accordingly.
- It states that donations received are considered income.
- It uses, in the valuation of donations, the concepts of value established in FRS A-6 "Recognition and Valuation."
- It establishes that collectibles (works of art, historical artifacts and similar assets) are not depreciated, but are subject to impairment.
- It establishes the classification of income from sale of goods or provision of services independently of whether their prices are below market prices.
- It eliminates the requirement of recognizing donations received in the form of services.
- It requires that, for purposes of recognizing unconditional promises to donate, they be accrued and be payable. It also requires estimation of the probable breach of unconditional promises that have been recognized and, if applicable, the cancellation of the related recognition of income.
- It requires that collectibles that have been acquired for purposes of being sold and obtaining funds be recognized at their cost or net realization value, whichever is less.
- Collectibles that the entity has acquired and plans to keep must be recognized, initially and subsequently, at their acquisition cost, and it is not permissible to make adjustments due to changes in their fair value, except in cases of impairment.
- The expense for donations made in the form of non-monetary assets must be recognized at the net book value of the donated asset.

PEMEX's management believes that the adoption of this FRS will not have any material effects.

16. Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

17. Subsequent events

On the date of the issuance of the financial statements, the weighted average price of the crude oil exported by PEMEX was U.S. $76.13 per barrel; this price increased by approximately 3.67% as compared to the average price as of December 31, 2009, which was U.S. $73.43 per barrel.

On the date of issuance of the financial statement, the peso-dollar exchange rate was Ps.12.2122 per dollar, which represents a 6.48% appreciation in dollar terms as compared to the exchange rate as of December 31, 2009, which was Ps. 13.0587 per dollar.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Trading services in the international market	8,860	100.00
Kot Insurance Company, AG.	Reinsurance company	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International petroleum products trader	4,900	48.51
P.M.I. Marine Ltd.	Crude oil trader	230,275	100.00
Mex-Gas Internacional, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED INFORMATION

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Refining company	1	0.00	0	6,081,338
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	2,343,185
Instalaciones Inmobiliarias para Industrias, S.A	Holding	62,167,264	100.00	62,167	1,330,307
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	535,964
Pan American Suphur, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	22,468
Pasco International, Ltd.	Sulphuric acid storage	10,000	100.00	31,007	38,057
Otras inversiones		1	0.00	0	105,711
Estimación de Fluctuación en Inversiones		1	0.00	0	-851,723
TOTAL INVESTMENT IN ASSOCIATES				678,972	9,762,401
OTHER PERMANENT INVESTMENTS					0
TOTAL					9,762,401

ANALYSIS OF INVESTMENTS IN SHARES

AUDITED INFORMATION **CONSOLIDATED**

ASSOCIATES **Final Printing**

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY PUTS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES. UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44								261,174	261,174	261,174	261,174	1,175,283
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.40								231,150	231,150	152,891	99,158	31,704
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50								231,881	231,881	231,881	231,881	115,940
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	0.79								9,883	9,883	9,883	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	0.43								307,264	307,264	307,264	307,264	1,075,422
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	0.43								460,895	460,895	460,895	460,895	691,343
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	7.42								245,038	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.16								391,761	391,761	391,761	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	0.46								460,895	460,895	460,895	257,333	26,886
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	0.46								391,761	391,761	391,761	93,761	0
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	0.46								384,079	384,079	384,079	384,079	768,159
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	1.75								24,907	24,907	24,907	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	0.48								218,525	218,525	109,263	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	1.52								522,348	92,107	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.10								35,826	0	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	10/04/2003	23/06/2011	0.75								17,942	1,348	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	28/02/2007	16/06/2014	0.46								186,553	186,553	186,553	186,553	93,276
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.68								522,348	522,348	522,348	522,348	261,174
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.49								614,527	614,527	614,527	614,527	307,264
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	0.95								614,527	614,527	614,527	614,527	921,791
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	0.43								537,711	537,711	537,711	537,711	806,567
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.16								614,527	614,527	614,527	614,527	2,150,845
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.16								307,264	307,264	307,264	307,264	1,075,422
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	0.80								43,187	43,187	43,187	43,187	151,154
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	0.71								28,040	25,094	25,094	25,094	0
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	0.48								312,345	312,345	134,149	0	0
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64								261,174	261,174	130,587	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77								110,647	110,647	110,647	110,647	387,266
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	0.60								21,076	10,431	3,588	1,794	0
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	0.46								261,174	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.98								261,174	261,174	261,174	261,174	261,174
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								195,880	195,880	195,880	195,880	1,175,283

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								783,522	783,522	783,522	783,522	4,701,132
EXPORT IMPORT BANK (1) (7)	YES	25/06/2009	20/12/2019	3.81								391,761	391,761	391,761	391,761	2,350,566
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	1.86								62,235	62,235	62,235	62,235	31,117
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.16								169,763	169,763	169,763	84,882	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	0.46								307,264	307,264	307,264	218,925	0
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	0.46								210,428	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	0.47								261,174	261,174	261,174	140,773	0
HSBC BANK PLC (1) (7)	YES	26/11/1999	26/09/2011	5.70								68,227	63,707	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	4.91								180,049	180,049	180,049	180,049	603,091
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.59								25,005	25,005	25,005	25,005	12,503
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.90								1,077,713	1,077,713	1,043,263	974,001	1,128,364
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.46								230,448	230,448	230,448	230,448	576,119
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.16								153,632	153,632	153,632	153,632	537,711
J.P. MORGAN (1) (8)	YES	03/02/2000	06/03/2012	0.71								80,773	68,676	28,290	0	0
J.P. MORGAN (1) (8)	YES	22/06/2009	20/12/2019	0.44								130,587	130,587	130,587	130,587	783,522
J.P. MORGAN (1) (8)	YES	22/06/2009	20/12/2019	0.43								261,174	261,174	261,174	261,174	1,567,044
J.P. MORGAN (1) (8)	YES	10/09/2008	20/06/2017	1.16								230,448	230,448	230,448	230,448	806,567
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36								0	61,859	63,020	63,020	65,343
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53								819,698	819,698	819,698	819,698	2,868,923
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98								980,480	0	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	0.69								32,330	16,640	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	0.82								231,745	186,699	186,699	0	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	1.63								61,801	61,801	30,901	0	0
MIZUHO CORPORATE BA (1) (8)	YES	23/11/2009	13/12/2018	1.22								0	979,403	979,403	979,403	4,897,013
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91								452,518	452,518	452,518	452,518	905,036
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00								992	992	992	992	592
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77								274,121	274,121	274,121	274,121	959,424
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2012	0.93								39,133	39,133	29,113	0	0
SOCIETE GENERALE (1) (8)	YES	31/03/1989	01/08/2011	0.93								282,977	146,320	0	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	16/02/2017	0.89								179,894	179,894	179,894	179,894	629,628
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	16/02/2017	0.89								93,977	93,977	93,977	93,977	328,919
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.16								261,174	261,174	261,174	146,649	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	0.95								307,264	307,264	307,264	307,264	153,632
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.99								460,895	460,895	460,895	460,895	691,343
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.66								460,895	460,895	460,895	460,895	921,791

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	0.68								580,387	580,387	580,387	290,193	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	0.47								261,174	261,174	522,348	914,109	914,109
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	1.10								63,021	1,161	0	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00								261,103	0	0	0	0
COMMERCIAL BANKS																
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	4.92		0	6,750,000	0	0	0						
BANCO NACIONAL DE M (6) (7	NOT APPLIED	28/10/2004	05/11/2012	11.00		0	2,000,000	2,000,000	0	0						
BANCO NACIONAL DE M (6) (11)	NOT APPLIED	23/07/2009	31/01/2011	5.05		0	6,700,000	0	0	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	4.92		600,000	1,200,000	1,200,000	0	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	11/03/2009	25/03/2010	4.92		2,500,000	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55		800,000	1,600,000	1,600,000	0	0						
NACIONAL FINANCIERA (6) (11)	NOT APPLIED	11/08/2009	17/07/2014	4.93		0	1,333,333	1,333,333	1,333,333	1,000,000						
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.30								0	2,941,380	0	0	2,941,380
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	1.88								130,587	130,587	130,587	130,587	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.24								0	19,588,050	17,955,713	17,955,713	0
BBVA NYB PMI TRADING (3) (8)	YES	15/01/2008	14/01/2010	0.00								1,502,982	0	0	0	0
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00		146,295	0	0	0	0						
PMI TRADING (1) (8)	NOT	24/12/2006	21/01/2010	0.00								2,611,740	0	0	0	0
INT DEV NO PAG	NOT		31/12/2010	0.00								12,437	0	0	0	0
CONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40								1,518,919	0	0	0	0
INT DEV NO PAG CON	NOT		31/12/2010	0.00								5,959	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00								384,941	329,950	329,950	329,950	2,859,565
COPF's (1) (8)	YES	01/02/2005	31/10/2012	3.25								4,936,411	2,443,273	1,281,439	392,604	0
F TAPIAS MEXICO, SA (1)(7)	NOT	23/10/2008	11/10/2018	8.00								85,065	70,995	76,847	83,182	691,108
F TAPIAS MEXICO, SA (1)(7)	NOT	14/11/2008	02/11/2018	8.00								85,064	70,995	76,847	83,182	691,108
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96								85,698	71,870	77,764	84,142	648,687
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96								74,732	62,674	67,813	73,374	565,674
TOTAL BANKS					0	4,046,295	19,583,333	6,133,333	1,333,333	1,000,000	0	31,251,800	43,837,956	37,447,291	34,574,582	46,306,964

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

AUDITED INFORMATION

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	4.92		0	0	12,500,000	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	4.92		0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	4.79		0	0	0	12,487,400	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	4.62		12,512,600	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	4.64		0	5,500,000	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15		0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38		6,172,000	0	0	0	0						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91		0	0	0	0	9,500,000						
INT DEV NO PAG	NOT APPLIED		31/12/2010	0.00		1,198,664	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50								0	0	0	0	1,024,821
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00								0	2,451,640	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63								0	0	0	0	2,092,591
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63								0	0	0	0	6,529,350
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63								0	0	0	0	22,852,725
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75								0	0	0	0	3,067,685
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38								0	0	0	0	4,768,188
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13								7,241,558	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75								0	0	0	0	32,527,498
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2014	7.75								0	0	0	0	22,727,388
DEUTSCHE BANK (1) (7)	YES	10/09/2009	16/03/2015	4.88								0	0	0	0	19,588,050
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00								0	0	0	0	26,117,400
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63								0	0	0	0	1,588,695
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25								0	0	0	0	1,400,820
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50								0	0	0	0	2,948,550
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50								0	0	0	0	310,144
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63								0	0	0	0	122,034
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.26								0	0	8,973,168	0	0
DEUTSCHE BANK (2) (7)	YES	04/08/2009	06/11/2017	5.78								0	0	0	0	3,747,060
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50								0	0	0	0	18,735,300
DEUTSCHE BANK (2) (7)	YES	15/01/2009	09/01/2017	5.50								0	0	0	0	18,735,300
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50								0	0	0	0	4,212,000

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25								0	0	0	0	7,380,065
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50								0	0	0	8,434,360	0
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25								0	0	0	0	125,011
CREDIT SUISSE, ZURI (4) (7)	YES	13/01/2009	13/10/2014	3.50								0	0	0	0	4,423,230
SCOTIA INVERLAT (6) (13)	NOT	23/12/2004	05/12/2019	0.00								0	0	0	0	13,512,998
MELLON BANK N.A. (1) (8)	YES	30/10/2009	15/06/2010	0.25								18,236,409	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	30/10/2009	06/04/2010	6.63								14,051,475	0	0	0	0
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2016	6.38								0	0	0	0	15,925,005
MELLON BANK N.A. (2) (7)	YES	30/10/2009	05/08/2013	6.25								0	0	0	9,367,650	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47								2,785,843	522,348	0	163,234	5,713,181
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	1.66								0	326,466	435,288	1,022,930	696,469
INT DEV NO PAG	NOT		31/12/2010	0.00								5,073,561	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.55								0	0	0	0	8,965,600
INT DEV NO PAG	NOT		31/12/2010	0.00								30,119	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	19,883,284	5,500,000	12,500,000	12,487,400	27,000,000	0	47,418,965	3,300,454	9,408,456	18,988,174	249,857,158

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED					63,277,711	0	0	0	0						
TOTAL SUPPLIERS					0	63,277,711	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT					0	0	0	0	0		0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos Circulantes	NOT APPLIED					28,629,056						0				
TOTAL					0	28,629,056	0	0	0	0	0	0	0	0	0	0
TOTAL					0	115,836,326	25,083,333	18,633,333	13,820,733	28,000,000	0	78,670,765	47,138,410	46,855,747	53,562,756	296,164,122

CURRENCIES	ACCOUNTING EXCHANGE RATES	
DOLLARS	USD	13.05870
EUROS	EUR	18.73530
JAPANESE YEN	JPY	0.14040
STERLING POUND	GBP	21.08590
PESOS		

RATE TYPE
- FIXED RATE
- LIBOR RATE
- FLOATING RATE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

AUDITED INFORMATION

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

DISCOUNT RATE
TIIE RATE
CETES
ZERO COUPON (FIXED)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**9,906,510**	**129,366,141**	**398,846**	**5,208,406**	**134,574,547**
LIABILITIES POSITION	**28,261,566**	**369,059,314**	**10,691,005**	**139,610,624**	**508,669,938**
SHORT-TERM LIABILITIES POSITION	1,770,730	23,123,436	4,190,949	54,728,339	77,851,775
LONG-TERM LIABILITIES POSITION	26,490,836	345,935,878	6,500,056	84,882,285	430,818,163
NET BALANCE	**-18,355,056**	**-239,693,173**	**-10,292,159**	**-134,402,218**	**-374,095,391**

NOTES

FOREIGN CURRENCY		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.4928
EUROS	EUR	19.72512
JAPANESE YENS	JPY	0.15058
STERLING POUNDS	GBP	21.58578
SWEDEN CROWN		1.93554
CANADIAN DOLLARS		12.58069

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

DUE TO THE APPLICATION OF BULLETIN NIF B-10, WHICH HAS BEEN ENFORCED AS OF JANUARY 2008, THE ANNEX OF RESULT FROM MONETARY POSITION IS SUBMITTED IN ZEROS.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCE OF PUBLICLY TRADED NOTES UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Crude oil production (Tbd)		2,674	97.30
Gas production (MMcfpd)		7,148	98.40
REFINING		0	0
Atmospheric destillation capacity (Tbd)		1,540	84.70
Cadereyta		275	80.00
Madero		190	81.00
Minatitlán		185	90.50
Salamanca		245	78.90
Salina Cruz		330	77.70
Tula		315	86.40
Storage and distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0
Gas sweetening (MMcfpd)		4,503	75.10
Cactus		1,960	87.30
Nuevo Pemex		880	74.70
Ciudad Pemex		1,290	65.70
Matapionche		109	46.50
Poza Rica		230	39.40
Arenque		34	67.40
PETROCHEMICALS		0	0
Production capacity (Tt)**		15,447	74.40
Cangrejera		9,382	75.60
Cosoleacaque		2,227	84.00
Escolín **		55	0.00
Independencia		222	4.90
Morelos		2,122	86.40
Pajaritos		1,374	49.50
Tula **		65	0
Petrochemical products distribution center (Tt)		218,410	82.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

AUDITED INFORMATION

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

TBD - THOUSAND BARRELS PER DAY
MMCFPD - MILLION CUBIC FEET PER DAY
TB - THOUSAND BARRELS
TT - THOUSAND TONS
* PRODUCTION PROGRAM POR THE PERIOD.
** THESE PLANTS WERE OUT OF OPERATION DURING 2009, IN ACCORDANCE TO THE ANNUAL OPERATING PROGRAM (POA).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

AUDITED INFORMATION

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

AUDITED INFORMATION

SALES DISTRIBUTION BY PRODUCT

NET SALES/TOTAL SALES

CONSOLIDATED

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
Petroleum products	0	0	0		
Fuel oil	209	50,989,750	100.00		CFE
Diesel	359	121,743,592	100.00	Pemex Diesel	Distribuidores
L.P. Gas	281	49,461,242	0.00		Distribuidores
Magna Gasoline	728	233,766,157	100.00	Pemex Magna	Distribuidores
Premium Gasoline	64	25,236,115	100.00	Pemex Premium	Distribuidores
Jet fuel	55	18,298,723	100.00		ASA
Other refined products	76	13,937,988	100.00		Distribuidores
PETROCHEMICAL PRODUCTS	0	0	0		
Methane Derivatives (A)	1,237	3,797,602	58.00		(F)
Ethane Derivatives (B)	1,108	11,731,804	23.00		(G)
Aromatics & Derivatives (C)	248	2,669,483	79.00		(H)
Propylene & Derivatives (D)	37	3,120,611	0.00		(I) (L)
Other petrochemical products (E)	1,383	1,700,640	0.00		(J) (L)
Dry gas	3,119	59,915,812	0.00		(K)
FOREIGN SALES					
Crude oil (Tbd)	1,225	343,930,095	0.00	(M)	(N)
Refined Products (Tbd)	250	61,125,007	0		(L)
Petrochemicals products (Tt)	578	1,840,206	0		(L)
Marginal effect from Subsidiary Companies' sales	0	81,364,988	0		
Services Income	0	5,291,517	0		
TOTAL		1,089,921,332			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

AUDITED INFORMATION **CONSOLIDATED**

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Crude oil (Tbd)	1,225	343,930,095		(M)	(N)
Refined Products (Tbd)	250	61,125,007			(L)
Petrochemical Products (Tt)	578	1,840,206			(L)
Marginal effect from Subsidiary Companies' sales	0	81,364,988			
Services income	0	5,291,517			
FOREIGN SUBSIDIARIES					
TOTAL		493,551,813			

NOTES

TBD - THOUSAND BARRELS PER DAY

TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2009 WAS TAKEN.

(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.

(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.

(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE; PLANTS OUT OF ORDER FOR INDEFINITE PERIOD OF TIME).

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF THE FOLLOWING PRODUCTS TO THE DOMESTIC MARKET: ACRYLONITRILE.

(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.

(F) AGROGEN, S.A. DE C.V.; INTEGRADORA APRODIFER, S.A. DE C.V.; UNIVEX, S.A.; MASAGRO S.A. DE C.V.; PRAXAIR MÉXICO S.A. DE C.V.; FERTIREY, S.A. DE C.V.; FERTILIZANTES TEPEYAC, S.A. DE C.V.; CRYOINFRA, S.A. DE C.V.

(G) MEXICHEM RESINAS VINILICAS, S.A. DE C.V.; POLIOLES, S.A. DE C.V.; DISTRIBUIDORA DON RAMIS, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLICYD, S.A. DE C.V.; POLÍMEROS NACIONALES, S.A. DE C.V.; POLIMERO Y MATERIAS PRIMAS INTERNACIONALES, S.A. DE C.V.; COMERCIALIZADORA RETER, S.A. DE C.V.

(H) RESIRENE, S.A. DE C.V.; NEGOCIACIÓN ALVI, S.A. DE C.V.; QUIMICOMPUESTOS, S.A. DE C.V.; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V.; QUÍMICA DELTA, S.A. DE C.V.; POCHTECA MATERIAS PRIMAS, S.A. DE C.V.; DISTRIBUIDORA QUÍMICA MEXICANA, S.A. DE C.V.

(I) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.; UNIGEL QUÍMICA, S.A. DE C.V.

(J) ADITIVOS PLÁSTICOS, S.A. DE C.V.; CERAS UNIVERSALES, S.A. DE C.V.; CORPORACIÓN SIERRA MADRE, S.A. DE C.V.; CRYOINFRA, S.A. DE C.V.; ESCOLARES MAKICO, S.A. DE C.V.; INDUSTRIA QUÍMICA DEL ISTMO, S.A. DE C.V.;

(K) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO.

(L) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.

(M) 83.9% OF TOTAL CRUDE OIL EXPORTS WERE MADE TO THE UNITED STATES, WHILE THE REMAINING 16.1% WAS DISTRIBUTED TO EUROPE, 9.4%, TO THE REST OF THE AMERICAN CONTINENT, 2.0% AND TO THE FAR EAST 4.7%.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

FOREIGN SALES

Final Printing

(N) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING 2009 WAS 3.46%.
VOLUMES ARE GIVEN IN THOUSAND BARRELS PER DAY, EXCEPT PETROCHEMICAL PRODUCTS AND VIRGIN STOCK THAT ARE EXPRESSED IN THOUSAND TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLION CUBIC FEET PER DAY.

NON APPLICABLE.

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

AS OF JANUARY 1° OF 2008, TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE IN ACCORDANCE WITH THE PROVISIONS OF NIF B-15 OF "TRANSLATION OF FOREIGN CURRENCIES", AS FOLLOWS:
A) MONETARY ASSETS AND LIABILITIES: AT THE CLOSING EXCHANGE RATE .
B) NON-MONETARY ASSETS AND LIABILITIES AND EQUITY: AT THE HISTORICAL EXCHANGE RATE.
C) NON-MONETARY ITEMS RECOGNIZED AT THEIR FAIR VALUE, THE HISTORICAL EXCHANGE RATE WILL BE USED REFERED TO THE DATE IN WHICH SUCH FAIR VALUE WAS DETERMINED.
D) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
E) DIFFERENCE IN CHANGES ORIGINATED IN THE TRANSLATION, IS RECOGNIZED AS INCOME OR EXPENSE IN THE STATEMENTS OF OPERATIONS IN THE PERIOD IN WHICH THEY ARE ORIGINATED.
IN THOSE CASES IN WHICH THE FUNCTIONAL CURRENCY OF THE SUBSIDIARY COMPANIES IS DIFFERENT TO THE CURRENCY IN WHICH PETRÓLEOS MEXICANOS IS REPORTING, TRANSLATION IS MADE AS FOLLOWS:
A) ASSETS AND LIABILITIES ARE TRANSLATED AT THE CLOSING EXCHANGE RATE AND EQUITY IS TRANSLATED AT THE HISTORICAL EXCHANGE RATE.
B) INCOME, COSTS AND EXPENSES ARE TRANSLATED AT THE WEIGHTED AVERAGE EXCHANGE RATE.
C) EFFECT FROM TRANSLATION IS RECOGNIZED AS PART OF AN ITEM OF COMPREHENSIVE FINANCIAL INCOME OR LOSS WITHIN EQUITY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	281,878,312
TOTAL			0	0	0	0	0	281,878,312

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management

PEMEX faces market risks caused by the volatility of hydrocarbon prices, exchange rates and interest rates.

In order to monitor and manage these risks, Petróleos Mexicanos and the subsidiary entities have developed regulations regarding market risk management comprised of policies and guidelines applicable to Petróleos Mexicanos and the subsidiary entities through which an integrated scheme for market risk management is promoted, the use of derivative financial instruments (DFI) is regulated, and guidelines for the development of hedging strategies and for the estimation of risk limits are formulated.

Risk management regulations in Petróleos Mexicanos and the subsidiary entities establish that DFI should be used for the purpose of hedging. In any other case, the use of DFI must be approved in accordance with current internal regulations.

Petróleos Mexicanos and the subsidiary entities have as a policy to reduce the impact of market risk on its financial results by promoting a balance between operational expected cashflows and those related to its liabilities.

On the other hand, the PMI Group has implemented a regulatory framework for risk management based on their "General Guidelines for Risk Management", procedures and instructions to ensure accomplishment of the essential risk controls, according to the industry best practices such as a periodical portfolio risk report for risk takers and Management. PMI Group has also an internal audit unit and a Risk Management Subcommittee.

Hydrocarbon Prices Risk

Petróleos Mexicanos and the subsidiary entities periodically evaluate their exposure to international hydrocarbon prices and use DFI as a mitigation mechanism when potential sources of risk are identified.

Since 2003 PEMEX has been obligated to trade liquefied petroleum gas (LPG) under a price scheme imposed by the Mexican Government. This scheme fixes de sale price of LPG through the whole country and generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2009, PEMEX mitigated the market risk generated by the exposure mentioned, implementing a hedging strategy consisting of propane swaps. Propane is the primary component of LPG.

PMI Trading periodically trades operations with DFI to mitigate risk generated in the purchase and sale of refined products and liquid-gas, thereby reducing the volatility of its income. PMI Trading policies establish a top limit for capital at risk, which is compared on a daily basis with the value-at-risk portfolio in order to execute risk mitigation mechanisms if necessary.

Foreign Exchange Rate Risk

Most of PEMEX debt is denominated in American dollars and Mexican pesos. Indebtedness of PEMEX in other currencies generates foreign exchange rate (FX) exposure that may increase the costs of financing.

Therefore, PEMEX regularly contracts cross currency swaps to mitigate the exposure originated by the volatility of non-dollar-and-peso currencies. The underlying currencies of the swaps traded are euro, Swiss franc, Japanese yen and pound sterling against the US dollar, and Mexican peso against Mexican units of investment (UDIs). Due to the long-term of some debt instruments, the cross currency swaps associated with these instruments, include an option linked to certain credit events. If any of these credit events occurred, these swaps will end without any payment obligation for either party.

Interest Rate Risk

PEMEX constantly monitors risk in its debt portfolio generated by interest rate volatility. PEMEX contracts interest rate swaps (IRS) associated with its floating-rate debt, through which PEMEX pays a fixed rate and receives a floating rate, in order to establish an appropriate percentage of fixed rate and so decreases the interest rate exposure. Swaps in US dollars have as underlying the LIBOR rate; swaps in Mexican pesos are related to the TIIE.

Credit Risk

When the fair value of DFI is favorable to PEMEX, the entity faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit exposure risk in its DFI. PEMEX contracts operations mostly with major financial institutions and maintains a diversified portfolio.

Instruments Entered Into For Trading Purposes

Petróleos Mexicanos retains a synthetic long position on 58,679,799 Repsol YPF shares with the objective of maintaining corporate rights over this amount of titles. This is accomplished by using four total return swaps where Petróleos Mexicanos pays a fixed amount and receives total return on Repsol shares. Two of the aforementioned DFI contain an option structure comprised of one short call and one long put spread.

PGPB offers DFI to its domestic customers to help them mitigate the risk in the natural gas price. Through its subsidiary MGI Supply, Ltd., PGPB contracts DFI with the opposite position to cancel the market risk acquired by DFI offered to its customers. Then MGI Supply Ltd. contracts these DFI with international counterparties to transfer them the price risk. Through the previous scheme, PGPB restores its natural risk profile.

Derivative Financial Instruments Valuation

PEMEX monitors periodically the fair value of its DFI portfolio. Fair value is an indicative or estimate of the price that one party would pay to assume the rights and obligations of the other and is calculated for each DFI using standard models widely accepted by the international financial markets.

PEMEX's DFI portfolio is composed primarily of plain vanilla swaps which price can be estimated by discounting flows using the appropriate factor and contains no exotic instruments that require numerical methods for its valuation.

Options contained in PEMEX's DFI portfolio are plain vanilla or digital puts and calls valued internally with the classical Black–Scholes approach or some variation.

The inputs used in the valuation models for PEMEX's DFI portfolio come from widely recognized price providers and do not require changes or significant transformations.

DERIVATIVE FINANCIAL INSTRUMENTS

Applicable Accounting Standards

As of January 1 2005, PEMEX adopted the accounting standards of bulletin C-10, "Derivative financial instruments and hedging operations", issued by the Mexican Institute of Public Accountants, A.C., which requires and details the criteria for recognition, valuation, registration, disclosure, presentation and where appropriate, separation from the host contract, applicable to the DFI for trading and hedging purposes, and for embedded derivatives.

TABLE 1
Interest Rate and Currency Derivatives
(in thousands of pesos as of December 31, 2009)

Derivative Type	Hedging/ Trading	Notional	Underlying Value		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Interest Rate Swaps	Hedging	10,996,328	Libor USD 6M = 0.42969% TIIE 28d = 4.9231%	Libor USD 6M = 0.62875% TIIE 28d = 4.9349%	-1,394,961	-1,414,125	1,096,328	1,200,000	1,200,000	7,500,000	0	0	0
Currency Swaps	Hedging	118,315,063	MXN = 13.0914 EUR = 1.4321 GBP = 1.617 JPY = 93.02 UDI = 3.018 CHF = 1.0352 Tipos de cambio respecto al dólar americano.	MXN = 13.5115 EUR = 1.464 GBP = 1.5982 JPY = 89.7 UDI = 3.1518 Tipos de cambio respecto al dólar americano.	6,731,638	6,829,974	15,843,115	3,686,864	1,075,124	18,463,958	8,110,969	71,135,034	0
Currency Swaps with credit linked options	Hedging	16,582,611	EUR = 1.4321 JPY = 93.02 Tipos de cambio respecto al dólar americano.	EUR = 1.464 JPY = 89.7 Tipos de cambio respecto al dólar americano.	3,241,391	3,272,064	0	0	0	0	0	16,582,611	0

TABLE 1
Equity Derivatives
(in shares, except as noted, as of December 31, 2009)

Derivative Type	Hedging/ Trading	Notional	Underlying Value		Fair Value (In thousands of pesos)		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Equity Swaps	Trading	21,321,773	Repsol YPF = 18.616 Precio de la acción en Euros.	Repsol YPF = 18.59 Precio de la acción en Euros.	662,778	1,681,290	10,000,000	11,321,773	0	0	0	0	0
Equity Swaps with Embedded Options	Trading	37,358,026	Repsol YPF = 18.616 Precio de la acción en Euros.	Repsol YPF = 18.59 Precio de la acción en Euros.	-542,387	15,564	0	37,358,026	0	0	0	0	0

TABLE 1
Natural Gas Derivatives
(in thousands of pesos, except as noted, as of December 31, 2009)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Long Swaps	Trading	126,005,613	4.40	2.65	-4,840,626	-5,898,403	78,941,528	41,244,239	3,705,042	2,096,054	18,750	0	17,325
Short Swaps	.Trading	-126,053,351	4.40	2.65	5,038,005	6,122,635	-78,968,866	-41,259,645	-3,708,035	-2,098,054	-18,750	0	
European Put	Trading												
Long		5,328,201	4.40	2.65	149,213	203,658	4,336,695	991,506	0	0	0	0	
Short		-5,305,336			-148,996	-203,475	-4,313,831	-991,505	0	0	0	0	
European Call	Trading												
Long		21,937,708	4.40	2.65	127,432	190,148	15,454,244	5,290,156	1,193,308	0	0	0	
Short		-21,937,511			-127,244	-189,900	-15,454,118	-5,290,085	-1,193,308	0	0	0	
Digital Put	Trading												
Long		3,570,170	4.40	2.65	37,441	42,831	2,470,380	1,099,790	0	0	0	0	
Short		-3,570,170			-37,472	-42,867	-2,470,380	-1,099,790	0	0	0	0	
Digital Call	Trading												
Long		7,231,453	4.40	2.65	3,794	7,138	6,071,863	1,159,590	0	0	0	0	
Short		-7,259,430			-3,825	-7,188	-6,099,840	-1,159,590	0	0	0	0	

TABLE 1
Petroleum Products Derivatives
(in thousands of pesos, except as noted, as of December 31, 2009)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels)	Underlying value (U.S. $ per barrel)		Fair Value		Year of expected maturity date						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2010	2011	2012	2013	2014	Thereafter	
Propane Swaps	Hedging	0	0	0.95089	0	36,392	0	0	0	0	0	0	0
Petroleum Products Swaps and Futures	Hedging	10	1.05831	0.98141	-372,407	149,185	10	0	0	0	0	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos



By: ______________________

Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: July 20, 2010

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.